Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: December 2 2021

The CFO Playbook Podcast Interview Transcript

Christian Lee on The CFO Playbook 12/02/2021

Ross MacKay, The CFO Playbook

Christian Lee, CFO of Transfix talks about disrupting the supply chain industry in the midst of a pandemic. Describes why automation is in his top three priorities for 2022. And underlines why Transfix place real time data at the center of every decision they make. Hi, I'm Ross, and this is The CFO Playbook. Where each week you'll get insights from World Class financial leaders. To help you grow your company, yourself and face the challenges required of today's CFO. Christian, thank you for joining us today.

Christian Lee, CFO of Transfix

Thanks so much for having me. Really excited to be here.

Ross MacKay, The CFO Playbook

So, Christian, I'd love to start by exploring why you took up the role of CFO at Transfix? Because you've had a lengthy varied career that has delved into different industries and has always had a finance element to it, that has gone into like the deal making side with M&A and then eventually into the CFO role at WeWork, which I'd love to touch on in a moment, but you would enter the role of managing director, so you transition from the pure finance role WeWork, but then returned to the role of CFO at Transfix. So, what brought you back to that role of CFO in your current position?

Christian Lee, CFO of Transfix

I’ll just start with, I love learning things. I love sort of diving in, learning new industries, new skill sets, meeting new people, so that for anything has been the North Star for me. What interesting problems exist out there? What things have I've been thinking about or focused on? And how can I get involved? Probably one of the themes or the threads throughout my career has been, you know, a big industry or a big problem that sort of combines some level of physical and technology. So, going back to Time Warner Cable, when I joined, we were just starting to roll out broadband. It was clear to me that there was going to be a huge opportunity and you know what that meant for the world of technology, but there was also a fairly physical piece of it. How do you get that out to people? How do you get into people's homes? What is the right format and the intersection? All this stuff that had to happen. Sort of physical on the technology, but really, you know, a big sea change in what was going on the world, that was super fun to be a part of. The M&A, the strategic opportunities, all the things that came about as a result of that growth.

After we had done the deal with Charter, I looked for something similar, in the sense of, you know, big opportunity where I thought there was going to be a fairly large change coming and talk to a variety of different opportunities and one that really stuck with me was my own personal view that the sort of nature of office and of commercial real estate really needed to change. You know, I knew working in these very large organizations that these offices were not conducive to collaboration. It also didn't make sense for flexibility and startups needed something different. And so, you know, big opportunity, lots of opportunity for innovation, but again, combining physical with the actual real estate of the office, with the technology piece, and how do you bring that together? How do you help grow it? And the opportunity was there in the beginning to go and be CFO and I did that for a little less than two years and it was great. We put it in place all sorts of systems and raised capital and thought about growth and expansion. And the opportunity came up to go help launch and run Asia. I had some background there in college and I grew up overseas, which we can talk about. So, it was just you know, my kids were the right age, it all just sort of made sense to go over and do it. I wouldn't even say it was so intentional, as it was just a great opportunity, at a great time, in industry and sort of opportunity I thought was interesting. When that finished so total of five years there. I spent time thinking about the next thing, you know, and I spent five or six months just talking to different folks and sort of going through what are the big issues that I personally see are sort of important and relevant to the country, to the world going forward. And a variety of health care and you know, all sorts of technology and I got introduced actually, through an early investor to Transfix and I knew nothing about supply chain or logistics, like many people have probably before COVID. And as I dived into it, I just started to see this as a massive industry that still has very, very legacy way of doing things. And there's a lot of structural reasons for that. But it would really require a combination of technology and the physical side of things. Right? This isn't a problem that you've been solved by just saying, well, if we have the best algorithm, then we'll match all the trucks and the shippers better, because, you know, trucks still break down. There’re snow storms in [inaudible] that you still need that combination of you just can't build algorithms that are gonna deliver stuff. There has to be trucks, there has to be railways, but then there has to be people on the end of the line, you know, helping and taking care of when stuff breaks. And so, it just seemed like as an industry, it was quite different from other industries. The problem, the approach to the solution, you know, the size of the industry. That's all what got me really excited. And so, you know, it was this opportunity to come in and help think about how should we raise capital. Should we be public? Should we not? Where should we be investing? There’re so many opportunities. So, taking more of that finance, investment, capital allocation, lots of opportunity for M&A and partnerships and bringing that to bear in this role.

Ross MacKay, The CFO Playbook

And so then in that role with WeWork I mean, an incredible company, that you know, went from nowhere to being a household name, for very good reasons and also very infamous reasons as well. So, what was that journey like at the beginning because you were in the incredible hyper growth phase and going pan not even, I was gonna say Pan European, but you were going international in a way that was unprecedented especially in that industry. And but of course, towards the end of your time with WeWork it was also just at the beginning of the pandemic, which was an existential threat to the company, so that amounted at an incredible rate.

Christian Lee, CFO of Transfix

All of the things that you said. It was clear to me and I think many of us, where this was going and obviously no one predicted COVID, no one predicted anything else. But I do think this idea that, really everyone, but you know, especially sort of you know, millennials, and younger people, they wanted something different out of their workplace experience, and no one was providing that. And it was going to be this combination of design and technology, but also flexibility. That this notion of like a big centralized office wasn't going to make a lot of sense, given how global and distributed companies were, but also just how the sort of two-hour commute people didn’t actually want to do that. And you know, as it turns out, I mean, look, COVID was an existential threat to WeWork, that is for sure. It also though, really highlighted all of the trends that we had all believed in from the very beginning. That you know, a hybrid work solution and really an intention for what you do in the office, as opposed to just a place that everyone goes because that's what's been around for 50 years was important. Having multiple locations, you could go to and work, from different cities, in different places within the city. It was challenging for sure. We were growing 100% a year, we were adding so many people internationally. But that was also a fun part of the challenge of hey, we just opened in Mexico, how are we going to open in China? You know, how is that different from India? And so, they were really, really interesting challenges and opportunities. And so, it was it was fun and I do think that, you know, while COVID, is actually like supply chain, right, there was sort of these legacy issues that existed that people were trying to solve, but it wasn't top of mind for people. And COVID for many industries really accelerated a lot of changes that were well underway, but would only sort of, became much more now and going forward.

Ross MacKay, The CFO Playbook

Our company, we’re in London where our headquarters is. Pre-COVID we were based in one WeWork which was the norm and actually through the pandemic and more softly as we're coming out the other side. The teams go to different WeWorks and they always collect. And so, it's not like are you going to the office, it’s what office? So, I think what you're saying it completely resonates. But then for you with WeWork, you were going into this company, again, that was very unusual, it was transforming and transformative in that real estate industry. But you were going into your first role as CFO, so you were solving problems that hadn't been tackled before. And you were in that role for the first time. So, was that a particularly big step for you? Career wise?

Christian Lee, CFO of Transfix

It was. You always think you're ready for it and there's always challenges that you don't know are going to exist. I wouldn't say this so specifically, not necessarily just about WeWork, I think it really is anyone who's going from a very large well-established company, to a smaller company, especially in a different role. It's funny I used to just not understand, why do we have all this you know, accounts receivable, accounts payable people and what do they actually do, you know these systems. And just all seemed like so much bureaucracy at these, you know, Time Warner Cable with 10s of 1000s of employees they have. And then you get to a startup and you realize, oh wait, who's actually going to pay the bills? What is the system we have to manage all this when you're growing 100% a year? And do we have the right you know, accounting integration with our BI system? Those are the types of things where I think maybe if I'd made a jump from one large company to another, it wouldn't have been as transparent. But going from a large company, you know, to a hyper growth, smaller company, you realize someone has to build all this, right? It doesn't just happen. It’s not like it's a button you can press and it all works. It's like there are solutions and stuff you can put in place, but you still need to make very specific decisions of how are we going to do this? How are we going to manage this? How do we bring this together? How do we automate it? And that was honestly one of the best experiences I ever could have had, you know, it's sort of this real deep CFO learning experience. Because not only did I have to understand it all, we actually had to build a lot of it because when I joined we had like 10 buildings and a couple 100 employees and within a year we were at 100 buildings and over 1000 employees and it kept growing from there. And so, you know, I would tell anyone who is sort of looking for some sort of change and growth opportunity that that opportunity to go build something, a small company that was experiencing a lot of growth, was invaluable in my career. And just, you know, thinking about just really foundationally how you do that. I was also very lucky, I went over with a guy named Artie Minson, who had been CFO of AOL, and then CFO of Time Warner Cable, and he was at the time COO of WeWork, and it was great to have someone there who I both knew and trusted, but also been in that position before. And even though that wasn't his day to day, I could kind of go and say hey look, this is what I'm thinking, you know, what're your thought. And you know, we could talk about it, so having someone in that sort of mentor, been there, done that position is also super helpful.

Ross MacKay, The CFO Playbook

That yeah, that's incredible. Because they're doing a different and a far broader role and in other parts of the business, but they've been there, a skill that you need to get. So, in a way, it's the perfect design. Where you've got that experience, but with the coaching alongside it. So, then when you were deciding like where to build, you see all of a sudden you come from this bureaucracy and you go okay, we need to build. Then what do you build first? Where do you start? How do you how do you prioritize that? Because there's so many gaps.

Christian Lee, CFO of Transfix

You know, honestly, it was the same thing as when I came to transfix. It really is. You need to go in, you need to understand, where are we going over the next two to three years? What's the vision? What are we building? And look, I think it's true of any company, but it's certainly true to companies going through the type of growth that Transfix, WeWork you know was and Transfix is. What do we need to do? And understanding that you can't solve everything in a day or a week. In those types of roles, you need to have the ability to both go through and say okay, here's the 15 things we need to get done. Now I need to go through and prioritize which of these can get done this week, these are going to take three months and these are going to take a year. People talk a lot about the urgent versus the important. There’re some really important things that need to get done, but they can get sidetracked by stuff that's less important, but that’s really urgent. And how do you set priorities? How do you kind of align a group of stakeholders that this is where we're going? So, this kind of needs to be our roadmap, and we'll leave some time to do the sort of urgent critical stuff. But you know, it's really about just understanding where we're going and then what’s there and what's not there and what it takes to build and you know, all these things. You can kind of deconstruct them down into a series of steps that have to get taken. You know, if you sort of focus too much and everything that has to get done, it can just be overwhelming and you just sort of lay down. But if you can sort of say, look we have to get done now, let's start breaking it down into piece parts, right? Yeah, this will lead to, this will lead to this. And it doesn't mean it doesn't change. It doesn't mean that things don't come up, but you still have that overriding roadmap. That's very important.

Ross MacKay, The CFO Playbook

And then when you were making those decisions, were there any things that at the time you maybe had the foresight, that you absolutely got right? Or you actually did that things far too soon, and you got wrong?

Christian Lee, CFO of Transfix

Look, there's stuff we got right and definitely stuff we got wrong. I would say my bias is towards doing something and then if it's wrong, fix it. I think one of the again, I'm talking somewhat specifically about organizations that are going to change or high growth. My own personal observation and sense is that the most dangerous thing is sort of analyzing things for months at a time. Because by the time you've made the decision, things have moved on and changed. And so not to say that you shouldn't be very thoughtful and you know, deliberate, but sometimes the answer is not going to be obvious and you probably won't get an obvious answer until three to six months in and by that point is too late. So, get 60 to 70% of the information and make the decision. Evaluate it if it's wrong, then change it later. Right. And I think that was one of the things we did well at WeWork and one of the things that we're very focused on at Transfix is, you're never gonna have the perfect information. Sometimes you’ve got to make a decision. Realize it was the wrong decision, correct it, or realize it was the right decision, and then we just kind of keep going on and focusing on something else. I'll just give, you know, when we went into China, we knew it was gonna be difficult to set up structures that made sense, you know, from a legal perspective and all that. We didn't realize how hard it was gonna be to actually get money into China to begin with. And so, okay, we have to set up the structure and we'll get this local bank and we could have sat and thought about it forever. But at the meantime, we were making progress. We you know, we were opening buildings and the same thing was true in India. The same thing was true in you know, different places. There's lots of local regulations. And sometimes the best way is just to if you know where you're going start. The problems will present themselves and you can deal with them as they come up. Because if we hadn't started, we would have been waiting six months and we would have been behind where we wanted to be.

Ross MacKay, The CFO Playbook

And then thinking of that piece and you go into Transfix. So, you clearly have the joy of taking on some of the two of the most affected industries during the pandemic. The whole world's been affected. But real-estate in offices, alongside like the whole supply chain and transportation has been incredibly impacted. So, what was that like joining Transfix? And what are those problems you just mentioned like, but in the in the eye of the storm?

Christian Lee, CFO of Transfix

I was lucky in joining Transfix, in that I think every company who was in supply chain in the world, obviously but in particular supply chain, you know, pick their heads up in March of 2020, and demand was going like this, and things were shutting down, and the trucks literally stopped moving. Trains stop moving and no one knew what was gonna happen. One of the amazing things Transfix did was make some tough decisions on you know, letting some people go, stopping some investment, where we need to be on cash. But what was clear in September was the demand was coming back, that people wanted to do home renovations and food needed to still get moved around the country and all this stuff was still there. And so, this rebound in demand, and I think one of the most important things was that was clear to me coming in is the work that the team had put in place on automation, investments, in processes, all of that was paying huge dividends. And so, we just had a, you know, a huge fourth quarter, demand came back we were able to still grow revenue 40% year over year, gross margin expanded 100%. And so, it was clear that they had a model that was going to work regardless of the supply chain environment and actually what was starting to become clear was that this wasn't going to go away, right away. And that COVID was, you know, like for any industry, an existential threat, but it also was a huge opportunity to showcase to people the way you've done supply chain for the past 30-40 years isn't going to work in the future. You don't really have transparency. There's too much inefficiency. You know, we don't know where things are. We need better data, we need better analytics, and that's just a huge tailwind for Transfix. And, you know, it's such an interesting time right now to dissect. People want to dive into this or understand this better. I think there's been a series of articles that are written that are really, really good because you have this very high level, though there's a trucker shortage or there's all this stuff. And when you peel it back, right, if you really start to dive into it, what you see is there's not so much a trucker shortage, as there is just massive inefficiency in the system, right. On average, trucks are driving up to 30% of their miles empty. So, truck drivers get paid on a loaded mile basis. And so, if you were just able to take out even half of that waste and inefficiency, that exists because you have very small brokers, talking to one regional office of a shipper, talking to a small trucking company. No one has a system that's connecting all of this together. And it sort of worked because there was enough drivers and people you know, it was a small part of the you know, the issue.

What Transfix has built is an ability sort of to match a multi network of hundreds of 1000s of loads, to hundreds of 1000s of carriers, and how can we make this more efficient? And so, we're still a tiny piece of the market. But if you could do that at scale, and you could take this waste out, you actually don't have a truck driver shortage. What you have is a huge inefficiency problem. You've also got a problem that the whole way truck drivers are paid is again, on a loaded mile basis. And so, when they get sent to go pick something up and there's an eight-hour backup. Yes, they get paid a little bit to sit there, but it's not nearly as much as they would be if they were on the road, right. And so, they're sort of not getting compensated for what they're really trying to do, which is move around. And so, if you could do some of the stuff that we're doing like predictive time on warehouses and actually telling people look, if you go there at this time, this is likely to be how long you're gonna wait. So, factor that in, we can factor that into the cost of the load. You know, how do we make all these things easier? If you can pull that out, you can make the whole thing work better. And again, I don't think any of this is going away anytime soon. It's been highlighted more by COVID, but again, sort of going from the high level of truck drivers to like, oh wait, what are the root causes? How can we actually make this better? How can we improve things? And that's where I get excited.

Ross MacKay, The CFO Playbook

And the problem you're trying to solve sounds like an immensely complex one. So many factors. So many dimensions. And also, dynamic, so it's changing all the time.

Christian Lee, CFO of Transfix

That's exactly right. And what's interesting is, you know, we can take this back to the CFO world for a second, which is okay, we know all of these challenges that exist, we know that there are better solutions for every single one of them. So, what is then difficult, is where do we focus first, where do we focus second, where do we focus third? What capital should be going to which problem? And so that's what we've been spending all our time doing. Is saying, okay, we know this is an issue, that this is an issue. So, for the technology we're building, what is the most impactful piece we can put first? And I go back to that, you know, matching technology of if, you can start to make better matches, right? I mean, you would actually be shocked if you sort of got into the industry and the number of oh, I need to move some loads, and someone calling someone trying to find a truck. Because you have this structural issue that you have these very, very large shippers who are you know, multibillion, multimillion-dollar companies. And there's 4 million trucks in a million companies, right. They're just not well suited to work with each other. So, you need someone in between. So, there's been these historical brokers, but they're not looking at a network level. It's not that long ago that we've actually had this sort of machine learning, data processing capability to start matching this at scale, right. So that's clearly very important. But then you still got to get shippers on board. You have to get carriers on board. You have to build the network, just like you do in any marketplace business. But then there's a whole bunch of automation below it. How do you get paperwork out of the system? How do you know, make more efficient warehouse matches? How do you all these things? And so again, what we do is every day to sit through and say look, where are the inefficiencies, what are the costs? What should we prioritize, and where are we putting dollars to go solve them? And that honestly was sort of what I really liked, to do that sort of capital allocation. You know, where do we invest? What are the new businesses because there's so many opportunities, but you got to figure out which of the ones would be most impactful, and how you invest.

Ross MacKay, The CFO Playbook

I'm sure there's an art and a science to that, you know. I remember someone was telling me, they were speaking about sales at the time, but the phrase stuck with me. You can choose whether sales are a scientific art, or an artistic science and I think that what you're trying to do is exactly the same. So, there's a bit of both, but it sounds like just on the problem you're describing, that the volumes of data and therefore, the way that you could cut it and analyze is vast. So, I'd imagine that the analytical problem as a finance team and finance leader that you've got to try and solve is pretty technical as well. So, is that the case?

Christian Lee, CFO of Transfix

Oh, for sure. Look, it's one of the things that I love about the supply chain industry is there is just massive amounts of data. I mean, you think about the hundreds of millions of loads that get moved in like each one. You know, we're collecting hundreds of data points on right, the weather conditions, the road, the highway, the driver, the company they work for the time, all of that, right. And you can start to put all of that into these models and start to predict, who is going to be better moving on what lanes and what time? What weather is going to have an impact? There's so much you can do. And so, to be clear, we have a whole data science team that does that. That's not what I do on a day to day basis. But we get to partner with the data science team, right? We have one of the best data science teams, I think in the world, that is sort of thinking through all the data, putting this in, how do we get our models better? How do we have better predictions? And so, you can start to look at those things. You can start to run A-B tests. What works, what doesn't, and you can really partner between sort of data science, the operations team and the finance team to say, this is what we're seeing. If we do this, we think that it'll have this impact, okay. And then we can start to break down what is the actual cost of moving a load? Where are their inefficiencies? What is taking the most time? Again, partnering finance, with operations, with the data science team, and then with ultimately, the engineering team, of how to build it. It's just probably the most fun part of what I get to do every day.

Ross MacKay, The CFO Playbook

And presumably a lot of that is the predicting of the future. So, whether or not your financial year works this way. You probably spend a lot of time thinking about 2022 and that capital allocation. And trying to predict the unpredictable and that's where that type of heavy analytical job comes in, I presume?

Christian Lee, CFO of Transfix

Oh, absolutely. I mean, I think there's where do we want to be in three years, five years. There's what does next year look like? Although, you know, I will say, we do we operate in a massive, massive industry. So just the brokerage industry alone is $120 billion a year industry. And trucking in general is, depending how you define in services, you know, a 500 billion to a trillion-dollar industry. So, there is lots of this, that you're never gonna be able to predict, right? Because there's so many factors, you know, people buy more trucks, workers come in and out of the workforce, you know, macroeconomic demand goes up and down. So, there's a limit to how far out we could predict and if we could do that, then we'd have a whole different business model. But what we can do is start to say, okay, in Scenario A, Scenario B, scenario C, this is what's likely to happen based on everything we know so far. And so even though we're not making a prediction, per se, around betting the business that it's going to be, you know, Scenario A, this is what we need to do to be prepared for these scenarios. This is how we look at that. So, the budgeting is sort of a scenario planning exercise and if this happens, then this and, you know, also on the operational side, how do we make sure that we are providing value for shippers and carriers in any of those environments?

Ross MacKay, The CFO Playbook

So then going into 2022, if you're able to share, what are your investment priorities off the back of that work?

Christian Lee, CFO of Transfix

Without getting too much into the sort of specifics of what's going on. I mean, look, just for me personally, obviously, a big focus is getting ready to be a public company, right? So, putting aside anything else in the broader logistics supply chain, that's a big area of investment. And we need to do everything we can, or everything that we need to do to get ready to be a, you know, publicly run, well operated company. So, there's a lot of work going on there.

Everyone who picks up a newspaper, watches a television show or listen to a podcast is aware of all the challenges in the supply chain. And so, first, we have seen and a lot of this data is publicly available in our S4      and other things. So, it's all out there. We have what we call net shipper spend retention, right. So, once a shipper comes on our platform, how much more business they do with us every year? And that number is sort of averaged, you know, 130 to 140% a year. So, we know once people come on, they start to use us more and more because it is a better solution. That's what's out there. And so, then the real question is, how do you go get more people on the platform? Right? So, a big investment in sales and marketing because we have historically been, hey, you know, if we just build the right product, it'll come and that's true. But we have a moment in time when for the first time maybe ever, CEOs of large companies are thinking about the supply chain. Right? That used to live with some very far down the organization and no one ever talked to you, right? Like, just get it as cheap as you can. Now they're saying, oh my gosh, we need visibility. We need transparency. We need better matching. How do we do this? And so, it's a huge opportunity for us. So that's a big focus of investments.

There's also not to kind of get into inside baseball, but there are these software programs out there that help people manage their supply chain and transportation management systems or fleet management systems. And in general, you know, they're very powerful, but they're not intuitive. They're everything you would think of as sort of legacy on prem, you know, difficult to use, difficult to train, different implement software programs. We have basically taken everything we know about how the transparency, the visibility, the analytics and put it into a software that we're now bringing out. And you know, as you'd imagine, it's mobile friendly. It's implementation. It's all SAS. It's all in the cloud. And so that's another big area of investment. How do we grow that piece of the business in addition to sort of the transactional marketplace?

And then the third is automation and efficiency. Again, it's all out there publicly. You know, we have grown our volume 300%, quarter over quarter for the past, you know, X number of years. And we only increase headcount by 50%, right. So, we have built a credible amount of automation into the system that allows us to grow volumes and revenue much faster than headcount growth, but that journey is never done, right. We want to continue to invest in all of that, you know. Automation is probably one of the things we think about the most is. How do we make ourselves more efficient? How do we drive more automation? How does that translate into a better experience for shippers and carriers?

Ross MacKay, The CFO Playbook

On that topic of automation, that's a theme that is a recurring. One that comes up time and time again, because it's highly relevant and is based in the world of finance and other G&A functions. So, what are the things that either you've seen or you have implemented, that have actually proved really effective within the finance world in terms of automation?

Christian Lee, CFO of Transfix

There’re things in the finance world that we've implemented. How do we have more efficiency on our receivables or payables, digitizing that whole process. I mean, it is a very legacy industry, like literally, when a truck driver drops off the load, they get what's called a proof of delivery, and that has to have get physically signed, and then they have to physically mail it somewhere and someone scans it. And so, we're working on all sorts of things to make that process more efficient. To drive that cost of processing out both for shippers, carriers and us.

Where we spend even more time, is how do we make our operations teams more efficient? As I said the beginning, the technology is a piece of the solution, but we also firmly believe that you need human beings helping navigate this, because again, trucks will break down, oh my loads supposed to be here, it stopped moving, what's going on? Okay, here’s another phone talking to the carrier. There's a snowstorm in Dallas, all the roads are blocked. So, you need this combination of both the technology and the human side. What I would say in our industry is people have done the sort of lots of people side of things and kind of brute force and there's a few who are doing technology solutions. But what I think is the real winner is how you do both. But if you're going to do that you have to keep providing tools to allow your people to be more and more efficient, but it can't be enough to just add every time you have another 10 percent increase in loads, 110% increase in people. So, you've got to give them stuff that says okay, when this happens, this happens, or here's how I will make their life easy to schedule appointments. Here's how I'm giving the access to the driver so they can do it in a self-service way and they're not having to wait for us, but they know there's someone there if they need to talk. So, instead of having to talk to 20 people, we're talking to the one person who had a problem, not the 20 people who need to get it scheduled. And so, there's all these tools and things we build, to just try to make it more efficient, to bring together the technology and the people piece of it to ultimately make it easier for the shippers and carriers who use us.

Ross MacKay, The CFO Playbook

It sounds as if that's something that permeates, not just the product and engineering part of Transfix, but actually the way that you operate yourselves internally as well detached from the customer.

Christian Lee, CFO of Transfix

Absolutely. We just had a funny we call the two day off site. It actually was our office for a long time. It was as close to an offsite as we can get these days. We went through all of our priorities for the next year. But one of the biggest pieces was this efficiency and automation piece, right. And we've done this so far. How do we continue to get more, and ultimately that drives a better experience for shippers and carriers? And again, we also talked about all you know, sales and marketing and new products and everything else, but that is a big focus for us. Is how do we continue to drive that automation piece and continue to get more efficient as we grow and scale?

Ross MacKay, The CFO Playbook

And so then when you're thinking about efficiency and automation, is there anything different about the way that you allocate capital there? Because sometimes you can be really brutal in the business case and you can you can just see because it's quite interesting, you're advocating for the presence of humans, but if you were being maybe prudist on the capital allocation, you might say nicely, the fewer humans, the better, because you'll be able to be more cost efficient. You’ve clearly recognized on the artistic side of the decision making, there is a better way when you blend the two. So, does that change the way that you approach the capital allocation around automation?

Christian Lee, CFO of Transfix

I guess we've never thought of a world where we wanted to take that human touch piece out of it. And so, we just sort of approach it from we know that is important. And so, we are going to continue to invest in bringing on people and the training, in the best possible way. So that customer service is there. But giving them tools and making sure we're taking out all of the stuff, the emails and the phone calls, and like just doing everything we can to make it as efficient as possible. So, they're really only dealing with like okay, how can we be more value added to you mister/missus shipper? How can I provide the right help at the right time to a to a trucker, but not be wasting time on like all the normal stuff? You'd just be shocked at how much waste goes on in the industry - of paper going back and forth and phone calls and this didn't work and this didn't work. So, we just we think about it in both ways. And we just try to optimize that investment. So, each year we're looking for okay, if volume and revenues are doing this, how are we going to drive you know, how many people do we need? But knowing that that person should be able to handle instead of 20 loads, 30 loads because we've given them the tools to be more efficient. So, you're getting the efficiency and you're sort of managing that investment. And we do a lot of work of breaking down, as I said, every step. What is the cost of each piece in this one, is the cost of providing a service. And when we invest engineering resources, it's going to cost us X, it's going to be a decrease cost of Y, or increase in efficiency of y, and making sure those things match each other. And that's we spent a lot of time doing.

Ross MacKay, The CFO Playbook

And I can see why that would be so powerful, especially on your customer facing or like shipper and carrier facing side of the business. Does that apply equally to the to the teams within Transfix that are serving the other Transfixers if you would call them?

Christian Lee, CFO of Transfix

Absolutely because they're all part of that cost. So, when you think about the cost of doing task x, it's both the people who are talking to the carrier and the shipper, but it's also the people who are supporting them to do that. So, when we sort of take everything, we just start with our total employee base and total loads. And say okay, allocate everyone to what they're actually doing. Figure out that cost and now if we have engineering resources, where do we put them to, you know, to drive the most efficiency. But in light of that, I mean, to be clear, then requires a culture of just incredible focus on data. And that's one of the things that has been most impressive to me is, even before I got here honestly, is the real focus this company has on data. Every decision is a group of people talking, but everyone with the same set of data. And part of this you know may show my age but back when I was at bigger organizations, if you wanted something you had to get someone to go run a report for you, or you would wait for someone to put together a PowerPoint or you know, take a week. Almost everything that we need is built on dashboards, so I'm not waiting for weekly reports. I have two or three dashboards that I check every day to tell me okay, this is what loads are looking like, this is what the trends are. This is what we're seeing on pricing, as we're seeing on you know, cost of shipment. This is the lanes we're seeing activity on, so I'm looking at that real time. And it just makes it much easier to have discussions because we all are looking at the same set of data. We know the trends in the business, not having to spend an hour in the meeting going through data, like everyone's looking at the same set of things. We go through it every week. So now when it comes time to like make, you know more difficult decisions of should we invest in A, or B, we at least have a starting point that sort of a foundational language we can all use.

Ross MacKay, The CFO Playbook

So, in that sense the real time visibility that you're not used to, it's just become expectation that that's what everyone has?

Christian Lee, CFO of Transfix

Yeah, no, I mean, that's sort of baseline that everyone that you know, when you come into meetings that people have looked at it and people know where we are, we know what trends are in the business. And then we can spend more time saying what does this mean? You know, it's not enough to just know like, so fine. We all know the data. But what does it mean? Why is that happening? Okay? What does this mean that we need to do differently? Where should be changed or investment? Is it still the right thing? So again, it doesn't solve any problems for you. It just makes the problems much easier to talk about and solved, because you have a baseline there. And then you apply all of the judgment and the okay, well, what does this mean? Why are we seeing this? That's what the dashboards can't really tell you, right? And that's what you sort of need to spend the time on. And then what does that mean for investments and where the opportunities are?

Ross MacKay, The CFO Playbook

And as you said, it doesn't necessarily make the problem easier, but it's probably reduces the decision-making time, because you don't need to do the education part at the beginning of the meeting or the conversation.

Christian Lee, CFO of Transfix

That's right. And we're not disagreeing on what's actually happening, right? People aren't kind of coming in with different sets of reports, well my data says this, look, and we continue to do it. I mean, no one's perfect. That's right. Data hygiene is probably as important of an exercise that exists in the world right now, as anything, because we're only going to get more and more data, there are only more and more sources and that's great. But if you don't have a very structured approach to data warehousing, to definitions, to you know, all of these things then it can be more confusing than it is helpful to just have to be every day focused on that as well.

Ross MacKay, The CFO Playbook

So Christian, I'd love to, as we're drawn to closing the episode, I'd love to ask you about 2022. We have spoken a little bit about your investment priorities, but even thinking broad more broadly than that, like 2020, 2021 were very unpredictable years. I think every CFO struggled to forecast and relied on scenarios. Looking at Transfix and maybe even the broader economy, how do you view 2022 versus the two years we've had, and what do you, how do you think it may differ from the COVID tinged 2020 and 2021?

Christian Lee, CFO of Transfix

From a macro perspective, I am hopeful that at some point during the year we will start to get to some normality is probably a bad word, but you know, whatever the new normal is, and that we get through some of the sort of big messes that have existed in the supply chain. But I think that this memory will exist for a long time for people and realize we need to build supply chain in a different way and I don't think that topic is going away anytime soon. Personally, you know, or sort of for Transfix, well, one of the good things and the you know, just the realities of a SPAC transaction is projections are out there, right. So, people see what you're thinking. For us, if you look at the numbers we put out there, 2022 was sort of our biggest year of investments, right? Here we're sort of spending the most relative to sort of revenue and EBITDA. And so, and that's very intentional, right? That has been our plan from the very beginning. I don't see that changing. We see huge opportunities in the supply chain, ahead of us. And so, we will invest more in our software products, all the things we talked about the sales and marketing, all that. And then we believe that will allow us to accelerate into 2024 and beyond. And part of that is just due to what you said 2020 and 2021. There was so little visibility for anyone on what was actually going to happen, that it became difficult to make decision plans because you didn't is there going to be a vaccine? Is there not? You know, like, is there going to be demand? Are these sorts of infrastructure and you know, COVID Relief bills, are they going to pass? So, it's so difficult when you have that level of uncertainty and so hopefully we are kind of coming back to again, I wouldn't call it normal, but at least some sense of okay: we know what COVID is, it's here to stay. But you know, we know how to deal with the vaccines out there. Whatever people do with that, you know, we know these sorts of bills have passed. Okay, you know, so we can now start to say we're going to make this investment because we have clearly seen this huge demand on the supply side, right? We know that we need to help people. I understand this. And now we're like, really, again, as part of the reason that we're doing the transaction, we are right. We see this huge opportunity to invest, getting the capital on the balance sheet to allow us to invest the rest of this year into 2022. That will sort of continue the growth that we've had going forward. It's just it's an exciting time. And I think it gives us a little bit more of a stable environment, even though the world is still going to be crazy and things happen all the time and no one knows. But some of these big existential things we've sort of at least figured out that if you're going to be here to stay, we kind of know what they are.

Ross MacKay, The CFO Playbook

And you've got a little bit of a baseline to be able to judge what might be to come. Christian, some brilliant stories, sage advice from your experiences, an incredible journey you've been on. Thank you for joining us on the podcast. It's been brilliant to have you on.

Christian Lee, CFO of Transfix

Thanks so much for having me. It's been a super fun conversation. Really enjoyed it. Happy to come back anytime. Thanks. Be well.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

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This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.